SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: July 1, 2022

List of materials

Documents attached hereto:

i) Translation of the Extraordinary Report (Rinji Houkokusho) filed with the Director-General of the Kanto Financial Bureau in Japan by Sony Group Corporation on July 1, 2022

Extraordinary Report

July 1, 2022

(TRANSLATION)

Sony Group Corporation

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Note for readers of this English translation

On July １, 2022, Sony Group Corporation (the “Corporation”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Corporation’s shareholders’ voting results for proposals acted upon at the 105th Ordinary General Meeting of Shareholders held on June 28, 2022 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1.	Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 105th Ordinary General Meeting of Shareholders held on June 28, 2022 (the “Meeting”), Sony Group Corporation (the “Corporation”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 1 and Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters reported

(1) Date when the Meeting was held: June 28, 2022

(2) Proposals acted upon

Proposal 1:          To partially amend the Articles of Incorporation.

(1)	As the provisions of the Supplementary Provisions of the Act for Partial Amendment to the Companies Act (Act No. 70 of 2019) provided for in Article 1, proviso, of the Supplementary Provisions of the Act will come into force on September 1, 2022, the Corporation proposes that provisions of the Articles of Incorporation be amended as follows:
(i)	The purpose of the proposed Article 14, Paragraph 1 is to stipulate that the Corporation takes measures to electronically provide the content of the reference materials for the general meeting of shareholders, etc.
(ii)	The purpose of the proposed Article 14, Paragraph 2 is to establish a provision to limit the scope of matters in documents to be delivered to shareholders who have made a request for the delivery of documents.
(iii)	The Article 14 before the amendment (Disclosure of Reference Documents for General Meetings of Shareholders, Etc. through the Internet) will become unnecessary, it is to be deleted.
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(ⅳ)	In line with the above addition and deletion of the provisions, Article 1 of the Supplementary Provisions regarding the effective date, etc. shall be established.
(2)	The purpose of the proposed Article 30, Paragraph 1 is to align the term of office of the Corporate Executive Officers with the fiscal year.

Proposal 2:          To elect 10 Directors.

Kenichiro Yoshida, Hiroki Totoki, Shuzo Sumi, Tim Schaaff, Toshiko Oka, Sakie Akiyama, Wendy Becker, Yoshihiko Hatanaka, Keiko Kishigami and Joseph A. Kraft Jr. were elected as directors of the Corporation.

Proposal 3:          To issue Stock Acquisition Rights for the purpose of granting stock options.

(3)	Number of voting rights concerning the indication of “for,” “against” or “abstention” for each proposal; requirements for approving the proposals; and results of resolutions

1) Total number of voting rights

Number of shareholders with voting rights	342,417
Number of voting rights	12,351,499

2) The number of shareholders who have exercised their voting rights

Number of shareholders who have exercised their voting rights	102,853
(Number of shareholders present at the Meeting	225 )
Number of voting rights exercised	10,294,624	[Exercise Ratio 83.3%]
(Number of voting rights of the shareholders present at the Meeting	110,332	[Exercise Ratio 0.9%] )

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(Voting right)

Proposal	For	Against	Abstention	Ratio of favorable votes	Results
Proposal 1	10,284,261	5,895	2,929	99％	Approved
Proposal 2
Kenichiro Yoshida	10,021,207	205,315	66,818	97％	Approved
Hiroki Totoki	10,023,878	206,830	62,631	97％	Approved
Shuzo Sumi	10,153,844	136,924	2,572	98％	Approved
Tim Schaaff	10,155,107	135,676	2,557	98％	Approved
Toshiko Oka	10,074,772	216,007	2,556	97％	Approved
Sakie Akiyama	10,112,617	178,170	2,549	98％	Approved
Wendy Becker	10,091,197	199,598	2,540	98％	Approved
Yoshihiko Hatanaka	10,162,751	128,033	2,556	98％	Approved
Keiko Kishigami	10,134,063	156,717	2,560	98％	Approved
Joseph A. Kraft Jr.	10,134,099	156,677	2,564	98％	Approved
Proposal 3	9,634,919	657,182	1,233	93％	Approved

Notes:

1.	Requirements for the approval of each proposal are as follows:
1)	The resolution for Proposal 1 and Proposal 3 shall be adopted by a two-thirds (2/3) majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.
2)	The resolution for Proposal 2 shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.
2.	The denominator of the “Ratio of favorable votes” was calculated by adding the number of voting rights held by the present and voting shareholders at the Meeting.

(4)	Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights:

The required majority approval for each proposal was met by aggregating the votes exercised prior to the Meeting and votes of shareholders present at the Meeting of which the Corporation was able to confirm the indication as to each proposal. Therefore, of the voting rights held by shareholders present at the Meeting, the number of voting rights concerning the indication of “for,” “against” or “abstention” as to each proposal of which the Corporation was not able to verify was not tallied, except as explained in Note 2 to the table of 2.(3) 2) above.

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